smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

12 April 2006



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



SUPPL

Your ref : 82-34872

PROCESSED
APR 21 2006
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH. D.C.
203
SECTION

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 4/20

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

08 APRIL to 12 APRIL 2006

216	12/04/2006 : 11:05:00	Smiths Group PLC - Doc re. Interim Report

Regulatory Announcement



Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Interim Report
Released	11:05 12-Apr-06
Number	4254B

smiths

12 APRIL 2006

SMITHS GROUP PLC

LISTING RULE LR 9.6.3 R

The Company has forwarded copies of the Smiths Group plc 2006 Interim Reports and Accounts to the Document Viewing Facility of the UK Listing Authority, in compliance with Listing Rule LR 9.6.1 R.

The above-mentioned document will shortly be available for viewing at the address below from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The Interim Report 2006 will be available online at the Company's website, www.smiths-group.com. Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

Close

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

19 NOVEMBER 2005 TO 12 APRIL 2006

Interim Report and Accounts 2006	} Listing Rule 9.31(a)

www.smiths-group.com

Independent review report to Smiths Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 January 2006 which comprises summarised income statement, statement of recognised income and expense, summarised balance sheet information as at 31 January 2006, summarised cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the basis of preparation in the interim consolidated financial statements, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis of preparation set out in the interim report.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the basis of preparation, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 July 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
15 March 2006

Notes

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

Auditors
PricewaterhouseCoopers LLP

13 Cash-flows from operating activities

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Profit before taxation	**179.0**	161.7	365.9
Net interest payable	**27.0**	10.7	33.0
Financing gains	**(1.7)**	(7.0)	(5.6)
Share of post-tax profit from associate	**(0.1)**		
Other finance income – retirement benefits	**(16.1)**	(7.5)	(15.1)
	188.1	157.9	378.2
Amortisation of intangible assets	**16.4**	4.5	41.7
Profit on disposal of business	**(4.8)**		(8.7)
Depreciation of property, plant and equipment	**40.4**	35.2	77.0
Share-based payment expense	**5.0**	3.0	6.3
Retirement benefits	**6.3**	(3.6)	(16.5)
(Increase) in inventories	**(49.6)**	(56.9)	(89.3)
(Increase)/decrease in trade and other receivables	**76.5**	9.1	(53.7)
(Decrease)/increase in trade and other payables	**(9.8)**	(5.7)	68.1
Other non-cash movements			14.0
Cash generated from operations	**268.5**	143.5	417.1
Interest	**(12.0)**	6.3	(19.9)
Tax paid	**(63.3)**	(43.5)	(77.9)
Net cash inflow from operating activities	**193.2**	106.3	319.3

14 Contingent liabilities

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 118,000 claims over the last 27 years. John Crane is currently a defendant in cases involving approximately 169,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after appeals, in only 49 cases, amounting to awards of some US$45.5m over the 27-year period. These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

15 Dividends

An interim dividend of 9.85p per share (2005: 9.25p) has been declared and will be paid on 21 April 2006 to holders of all ordinary shares whose names are registered at close of business on 24 March 2006. The dividend has not been accrued at 31 January 2006 in accordance with IFRS.

16 Comparative figures

This financial information does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985.

Figures relating to the year ended 31 July 2005 are abridged. Full accounts of Smiths Group plc for that period, prepared under UK GAAP, have been reported on by the auditors and delivered to the Registrar of Companies. The report of the auditors was not qualified and did not contain statements under Section 237(2) or 237(3) of the Companies Act 1985.

12 Changes in shareholders' equity

Reconciliation between previously reported UK GAAP and IFRS

	As at 31 July 2005 £m	As at 1 August 2004 £m
Shareholders' equity as reported under UK GAAP	1,204.8	1,122.5
Amendments to inter-company swap accounting (note 1)	35.4	
	1,240.2	1,122.5
Adjustments to comply with IFRS as reported on 21 November 2005	247.5	158.5
Additional IFRS adjustments:		
– amendment to creditors (note 2)	(5.6)	
– revisions to fair values in respect of prior year acquisitions (note 3)	1.7	
Shareholders' equity under IFRS	1,483.8	1,281.0
Change in accounting policy to adopt IAS 32 and IAS 39	(6.8)	
Shareholders' equity under IFRS as at 1 August 2005	1,477.0	1,281.0

Note 1
An adjustment to the prior year has been made to amend the accounting for an inter-company swap. The adjustment results in a decrease in creditors of £35.4m and an increase in shareholders' equity of £35.4m.

Note 2
During the period since 21 November 2005, the Company has made a minor amendment to its previously published IFRS information as a result of emerging interpretations of standards.

Note 3
As allowed by IFRS 3, the fair values of assets and liabilities acquired in prior year acquisitions have been finalised. These adjustments result in an increase in goodwill of £1.5m, an increase in other assets of £0.2m, and an increase in shareholders' equity of £1.7m.

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 £m	Year ended 31 July 2005 £m
Changes in shareholders' equity			
At 1 August	**1,477.0**	1,281.0	1,281.0
Profit for the period	**133.5**	119.1	271.8
Share-based payment	**3.5**	2.7	5.0
Deferred tax benefit thereon	**0.5**	4.4	16.0
Dividends paid to equity shareholders	**(111.3)**	(102.5)	(154.5)
New share capital subscribed	**14.6**	7.7	14.6
ESOP Trusts – disposal of company shares		5.4	5.4
Exchange (losses)/gains	**(1.7)**	(12.9)	50.2
Taxation recognised on exchange losses			5.9
Movement on cash-flow hedge reserve:			
– gains taken to equity	**2.6**		
– transfers to profit for the period	**(0.1)**		
Actuarial gains and losses on retirement benefit schemes	**(73.4)**		(23.4)
Deferred taxation benefit thereon	**22.0**		11.8
	1,467.2	1,304.9	1,483.8

9 Non-current financial assets

	31 January 2006 £m	31 January 2005 £m	31 July 2005 £m
TI Automotive Limited preference shares	**325.0**	325.0	325.0
Other trade investments	**3.6**	2.9	3.5
Financial derivatives	**1.5**		
	330.1	327.9	328.5

10 Assets held for sale

Assets held for sale comprise assets of a subsidiary company stated at estimated realisable value.

11 Cash and borrowings

	Fixed £m	Floating £m	31 January 2006 £m	31 January 2005 £m	31 July 2005 £m
Cash and cash equivalents					
Net cash			**43.8**	343.0	60.9
Impact of cash pools (note 1)			**316.1**		
			359.9	343.0	60.9
Borrowings – at cost					
On demand/under one year:					
– net overdrafts and loans	5.6	43.5	**49.1**	292.0	54.0
– impact of cash pools (note 1)		316.1	**316.1**		
One to two years	0.4		**0.4**	0.3	0.4
Two to five years	150.1	513.5	**663.6**	0.9	635.9
Over five years	215.8	84.7	**300.5**	441.4	301.4
	371.9	957.8	**1,329.7**	734.6	991.7
Net debt			**969.8**	391.6	930.8
Borrowings – valuation adjustments (note 2)					
Interest accrual			**23.0**		
Fair value of swapped debt			**(2.3)**		
Total borrowings per balance sheet			**1,350.4**	734.6	991.7

Note 1
IAS 32 requires that cash and overdraft balances within cash pooling systems be reported gross on the balance sheet.

Note 2
IAS 39 requires that the carrying value of borrowings includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is stated before those adjustments.

8 Intangible assets

	Goodwill £m	Development costs £m	Acquired intangibles (see below) £m	Other £m	Total £m
Cost					
At 1 August 2005	1,296.1	198.7	141.6	72.2	1,708.6
Exchange adjustments	(7.6)	(0.3)	(0.8)	(0.5)	(9.2)
Transfers			(1.1)	1.1	
Business combinations	29.8		11.3		41.1
Additions at cost		55.4		25.0	80.4
At 31 January 2006	1,318.3	253.8	151.0	97.8	1,820.9
Amortisation					
At 1 August 2005	143.5	27.0	8.8	47.6	226.9
Exchange adjustments	(0.8)	0.2		(0.2)	(0.8)
Transfers			(1.1)	1.1	
Charged		5.8	7.5	3.1	16.4
At 31 January 2006	142.7	33.0	15.2	51.6	242.5
Net book value					
At 31 January 2006	1,175.6	220.8	135.8	46.2	1,578.4
At 31 July 2005	1,152.6	171.7	132.8	24.6	1,481.7

The net book value of other intangible assets includes £26.4m (31 July 2005: £22.7m) of software.

Development costs include expenditure to which customers make some contribution. The amount paid by customers (2006: £75m; 31 July 2005: £65m) is included as deferred income within trade and other payables.

In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trade marks £m	Technology £m	Customer relationships £m	Total £m
Cost				
At 1 August 2005	41.9	64.3	35.4	141.6
Exchange adjustments	(0.2)	(0.4)	(0.2)	(0.8)
Transfers		(1.1)		(1.1)
Business combinations	6.4		4.9	11.3
At 31 January 2006	48.1	62.8	40.1	151.0
Amortisation				
At 1 August 2005	1.1	4.7	3.0	8.8
Exchange adjustments				
Transfers		(1.1)		(1.1)
Charged	1.4	3.2	2.9	7.5
At 31 January 2006	2.5	6.8	5.9	15.2
Net book value				
At 31 January 2006	45.6	56.0	34.2	135.8
At 31 July 2005	40.8	59.6	32.4	132.8

6 Acquisitions

During the period, the Company made a number of acquisitions; the issued share capital of Livewave, Inc. on behalf of Detection, and the issued share capital of Millitech, Inc., together with the businesses and assets of Farnam and Lorch Microwave LLC, on behalf of Specialty Engineering.

In addition, the Company also acquired the minority interest in a subsidiary company operating in China.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in subsequent periods.

All acquisitions are wholly owned. Goodwill and net assets in respect of prior year acquisitions have been adjusted by £1.5m and £1.7m as a result of finalising their attributable fair values.

	Date of acquisition	Consideration £m	Goodwill £m	Net assets £m
Businesses acquired				
Farnam	1.8.05	3.5	2.7	0.8
Millitech Inc.	16.9.05	19.3	9.5	9.8
LiveWave, Inc.	28.10.05	8.5	10.2	(1.7)
Lorch Microwave	4.1.06	14.5	7.4	7.1
		45.8	29.8	16.0
Minority interest acquired		1.5		
		47.3		
Consideration:				
– paid during the period		32.8		
– deferred		14.5		
		47.3		

7 Disposals

The most significant disposal transaction during the period was the sale of the Company's interest in Heimann Biometric Systems GmbH to Cross Match Technologies, Inc. in exchange for 43% of the issued share capital in that company, which is regarded as an associate, and its results are therefore accounted for on an equity basis.

	Consideration (net of costs) £m	Net assets £m	Profit on disposal £m
Businesses sold	15.5	10.7	4.8

4 Exceptional operating items

Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately within the line 'exceptional operating items'. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

- profits/(losses) on disposal of businesses;
- spend on the integration of significant acquisitions; and
- significant goodwill or other asset impairments.

An analysis of the items presented as exceptional in these financial statements is given below:

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 £m	Year ended 31 July 2005 £m
Integration of acquisitions	**(2.7)**	–	(10.4)
Patent dispute settlement	**–**	–	(14.9)
Profit on disposal of businesses	**4.8**	–	8.7
Impairment of goodwill	**–**	–	(11.4)
	2.1	–	(28.0)

5 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the parent company by the average number of ordinary shares in issue during the period.

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Profit for the period	**133.5**	119.1	271.8
Average number of shares in issue during the period	**564,601,013**	561,914,824	562,445,323

Diluted earnings per share are calculated in the same manner, using an average number of shares in issue which takes account of existing share options.

A reconciliation of basic earnings per share and headline earnings per share is as follows:

	£m	EPS (p)	£m	EPS (p)	£m	EPS (p)
Attributable to equity shareholders of the parent company	**133.5**	**23.7**	119.1	21.2	271.8	48.3
Exclude:						
– integration of acquisitions	**2.7**				10.4	
– disposal of businesses	**(4.8)**				(8.7)	
– patent dispute settlement					14.9	
– impairment of goodwill					11.4	
– amortisation of acquired intangible assets	**7.5**		0.5		5.7	
– financing gains	**(1.7)**		(7.0)		(5.6)	
	3.7		(6.5)		28.1	
– less tax	**(2.1)**		2.1		(9.7)	
	1.6	**0.3**	(4.4)	(0.8)	18.4	3.3
Headline	**135.1**	**24.0**	114.7	20.4	290.2	51.6
Headline EPS – diluted (p)		**23.8**		20.4		51.5

2 Analyses of revenue and operating profit continued
b) by geographical origin

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Revenue			
United Kingdom	**401.5**	367.5	818.4
North America	**973.9**	770.4	1,736.2
Europe	**264.9**	227.2	514.7
Other overseas	**130.5**	104.8	245.2
Inter-company	**(181.3)**	(132.3)	(309.1)
	1,589.5	1,337.6	3,005.4
Operating profit			
United Kingdom	**9.7**	7.5	50.5
North America	**124.3**	106.9	230.3
Europe	**39.6**	31.6	66.5
Other overseas	**14.5**	11.9	30.9
	188.1	157.9	378.2
Headline operating profit			
United Kingdom	**11.0**	7.5	47.5
North America	**134.9**	107.4	264.6
Europe	**33.1**	31.6	68.7
Other overseas	**14.5**	11.9	31.1
	193.5	158.4	411.9
Headline operating profit is stated after charging restructuring as follows:			
United Kingdom	**2.2**	6.4	13.9
North America	**6.2**	0.7	7.8
Europe	**0.2**		0.2
Other overseas	**0.1**	0.5	1.0
	8.7	7.6	22.9

3 Headline profit measures

The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as 'headline', and is used by management to measure and monitor performance.

Normal restructuring costs are charged against profits. The following items have been excluded from the headline measure:

- exceptional items – see note 4;
- amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and
- other financing gains and losses – these represent the results of derivatives and other financing instruments which do not fall to be hedge accounted under IAS 39. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

2 Analyses of revenue and operating profit

A segmental analysis of profit is possible only to the level of operating profit, as financing activities are not specific to segments.

a) by business segment

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Revenue			
Aerospace	**559.4**	507.2	1,146.2
Detection	**171.2**	152.9	366.5
Medical	**355.0**	236.7	563.3
Specialty Engineering:			
Technology Group	**259.0**	222.6	466.2
John Crane Group	**244.9**	218.2	463.2
	1,589.5	1,337.6	3,005.4
Operating profit			
Aerospace	**40.3**	44.7	118.5
Detection	**29.9**	21.8	68.5
Medical	**54.6**	38.3	57.1
Specialty Engineering:			
Technology Group	**34.1**	29.1	69.8
John Crane Group	**29.2**	24.0	64.3
	188.1	157.9	378.2
Headline operating profit			
Aerospace	**43.4**	45.2	131.0
Detection	**24.5**	21.8	68.5
Medical	**61.4**	38.3	87.0
Specialty Engineering:			
Technology Group	**35.0**	29.1	63.5
John Crane Group	**29.2**	24.0	61.9
	193.5	158.4	411.9
Headline operating profit is stated after charging restructuring as follows:			
Aerospace	**6.5**	6.0	16.5
Medical	**2.2**	1.6	6.4
	8.7	7.6	22.9

Notes to the accounts (unaudited)

1 Basis of preparation

These interim financial statements are the first interim financial statements following the implementation of International Financial Reporting Standards ('IFRS') as adopted by the EU. The information for the periods to 31 January 2005 and 31 July 2005, previously reported to shareholders under UK Generally Accepted Accounting Principles ('UK GAAP'), has been restated to conform to IFRS. These financial statements do not comply with the requirements of IAS 34.

These financial statements have been prepared in accordance with accounting policies expected to be followed for the year ending 31 July 2006 and the Listing Rules of the London Stock Exchange. European Union (EU) law requires that the consolidated financial statements for the year ending 31 July 2006 be prepared in accordance with IFRS adopted for use in the EU.

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective at 31 July 2006, or are expected to be endorsed and effective at 31 July 2006, the first annual reporting date at which reporting under EU-adopted IFRS is required. Based on these IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ending 31 July 2006. The EU-adopted IFRS that will be effective in the annual financial statements for the year ending 31 July 2006 are still subject to change and to additional interpretation, and therefore cannot be determined with certainty. In addition, practice in this area is still evolving. Accordingly, the accounting policies for that annual period will be finally determined only when the annual financial statements are prepared for the year ending 31 July 2006.

As allowed by IFRS 1 First Time Adoption of IFRS, the international standards IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement were adopted prospectively from 1 August 2005. Therefore, until 31 July 2005, financial instruments were reported under UK GAAP, and the comparative financial statements exclude the impact of these standards.

IFRS 1 requires that, upon initial adoption of IFRS, a reconciliation is reported of net assets and equity from amounts previously reported under UK GAAP. On 21 November 2005, an analysis of the impact of adopting IFRS from 1 August 2004 was published on the Company's website www.smiths-group.com/ir. This included income statement (January and July 2005), balance sheet (August 2004, January 2005 and July 2005) and cashflow (July 2005) reconciliations, as well as details of the accounting policies applied in restating the financial statements for the year ended 31 July 2005, and as at 1 August 2005.

The interim financial statements were approved by the directors on 15 March 2006.

Cash-flow statement (unaudited)

	Note	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Net cash inflow from operating activities	13	**193.2**	106.3	319.3
Cash-flows from investing activities				
Capitalisation of development expenditure		**(48.8)**	(23.7)	(67.4)
Capitalisation of other intangible assets		**(16.5)**		
Purchases of property, plant and equipment		**(49.3)**	(48.9)	(114.2)
Disposals of property, plant and equipment		**3.2**	1.9	9.3
Acquisitions of businesses		**(32.8)**	(57.7)	(410.0)
Disposals of businesses		**5.0**		0.5
Net cash-flow used in investing activities		**(139.2)**	(128.4)	(581.8)
Cash-flows from financing activities				
Proceeds from issue of ordinary share capital		**14.6**	11.3	14.6
Dividends paid to equity shareholders		**(111.3)**	(102.5)	(154.5)
Increase/(decrease) in other borrowings		**32.5**	(8.4)	38.4
Net cash-flow used in financing activities		**(64.2)**	(99.6)	(101.5)
Net decrease in cash and cash equivalents		**(10.2)**	(121.7)	(364.0)
Cash and cash equivalents at 1 August		**11.9**	421.0	421.0
Exchange differences		**0.1**	(1.2)	(45.1)
Cash and cash equivalents at end of period		**1.8**	298.1	11.9
Cash and cash equivalents at end of period comprise:				
– cash at bank and in hand		**344.6**	34.4	51.1
– deposits		**15.3**	308.6	9.8
– bank overdrafts		**(358.1)**	(44.9)	(49.0)
		1.8	298.1	11.9

Note
The results for the periods ended 31 January 2005 and 31 July 2005 have been restated to conform to International Financial Reporting Standards as adopted in the EU (see note 1).

Consolidated balance sheet (unaudited)

	Note	31 January 2006 £m	31 January 2005 (restated) £m	31 July 2005 (restated) £m
Non-current assets				
Intangible assets	8	**1,578.4**	920.1	1,481.7
Property, plant and equipment		**504.5**	420.6	502.8
Investment accounted for using the equity method		**13.7**		
Financial assets	9	**330.1**	327.9	328.5
Retirement benefit assets		**106.6**	110.6	134.6
Deferred tax assets		**251.2**	183.9	199.1
Trade and other receivables		**17.8**	7.1	24.7
		2,802.3	1,970.2	2,671.4
Current assets				
Inventories		**600.4**	481.6	564.2
Trade and other receivables		**645.2**	620.4	720.5
Financial assets		**6.4**		
Cash and cash equivalents	11	**359.9**	343.0	60.9
Assets held for sale	10	**4.4**		
Total assets		**4,418.6**	3,415.2	4,017.0
Non-current liabilities				
Financial liabilities:				
– borrowings	11	**(964.5)**	(442.6)	(937.7)
– financial derivatives		**(3.0)**		
Provisions for liabilities and charges		**(26.4)**	(25.5)	(26.4)
Retirement benefit obligations		**(343.0)**	(344.0)	(371.2)
Deferred tax liabilities		**(130.4)**	(127.1)	(101.2)
Trade and other payables		**(133.6)**	(92.3)	(133.2)
Current liabilities				
Financial liabilities:				
– borrowings	11	**(385.9)**	(292.0)	(54.0)
– financial derivatives		**(12.6)**		
Provisions for liabilities and charges		**(59.4)**	(72.8)	(64.1)
Trade and other payables		**(747.2)**	(593.9)	(684.6)
Current tax payable		**(145.4)**	(120.1)	(160.8)
Total liabilities		**(2,951.4)**	(2,110.3)	(2,533.2)
Net assets		**1,467.2**	1,304.9	1,483.8
Shareholders' equity				
Share capital		**141.4**	140.6	140.9
Share premium account		**211.6**	190.4	197.5
Revaluation reserve		**1.7**	1.7	1.7
Merger reserve		**234.8**	234.8	234.8
Retained earnings		**874.8**	737.4	908.9
Hedge reserve		**2.9**		
Total shareholders' equity	12	**1,467.2**	1,304.9	1,483.8

Note
The assets and liabilities for the periods ended 31 January 2005 and 31 July 2005 have been restated (see note 12).

Consolidated statement of recognised income and expense (unaudited)

	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Exchange (loss)/gain	**(1.7)**	(12.9)	50.2
Taxation recognised on exchange losses – current			5.9
Actuarial losses on retirement benefit schemes	**(73.4)**		(23.4)
Taxation recognised on actuarial losses – deferred	**22.0**		11.8
Cash-flow hedges:			
– gains taken to equity	**2.6**		
– transfers to profit for the period	**(0.1)**		
Net income recognised directly in equity	**(50.6)**	(12.9)	44.5
Profit for the period	**133.5**	119.1	271.8
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**82.9**	106.2	316.3
Effect of change in accounting policy (IAS 32 and IAS 39)	**(6.8)**		

Note
The results for the periods ended 31 January 2005 and 31 July 2005 have been restated to conform to International Financial Reporting Standards as adopted in the EU (see note 1).

Consolidated income statement (unaudited)

	Note	Six months ended 31 January 2006 £m	Six months ended 31 January 2005 (restated) £m	Year ended 31 July 2005 (restated) £m
Revenue	2	**1,589.5**	1,337.6	3,005.4
Cost of sales		**(950.5)**	(807.5)	(1,814.7)
Gross profit		**639.0**	530.1	1,190.7
Sales and distribution costs		**(164.8)**	(145.4)	(283.3)
Administrative expenses		**(290.9)**	(226.8)	(537.9)
Profit on disposal of businesses	7	**4.8**		8.7
Operating profit	2	**188.1**	157.9	378.2
Interest receivable		**2.5**	6.1	15.0
Interest payable		**(29.5)**	(16.8)	(48.0)
Other financing gains		**1.7**	7.0	5.6
Retirement benefits:				
– return on plan assets		**94.8**	89.4	174.3
– interest cost		**(78.7)**	(81.9)	(159.2)
Finance (costs)/income		**(9.2)**	3.8	(12.3)
Share of post-tax profit of associate		**0.1**		
Profit before taxation		**179.0**	161.7	365.9
Comprising:				
– headline profit before taxation	3	**182.7**	155.2	394.0
– exceptional operating items	4	**2.1**		(28.0)
– amortisation of acquired intangible assets	8	**(7.5)**	(0.5)	(5.7)
– financing gains		**1.7**	7.0	5.6
		179.0	161.7	365.9
Taxation		**(45.5)**	(42.6)	(94.1)
Profit for the period		**133.5**	119.1	271.8
Profit for the period attributable to equity shareholders of the parent company		**133.5**	119.1	271.8
Earnings per share:	5			
– basic		**23.7p**	21.2p	48.3p
– diluted		**23.5p**	21.1p	48.2p
Dividend per share:	15			
– interim		**9.85p**	9.25p	9.25p
– final				19.75p

Note
The results for the periods ended 31 January 2005 and 31 July 2005 have been restated to conform to International Financial Reporting Standards as adopted in the EU (see note 1).

The Company expects to sustain the pace of growth through the second half.

Business throughout the Americas has been strong, reflecting the buoyant US economy and increased oil production from Canadian and Venezuelan sources. Following the disruption caused by hurricane Katrina, demand for replacement items increased.

Business in Europe, Africa and Asia also increased, although the Middle East remains a difficult area for large OEM projects due to security concerns. Expansion into new territories is proceeding steadily: the joint venture in Russia, John Crane Iskra is making progress; in China, the partner's minority interest in John Crane Tianjin was purchased in December; and a 45,000 sq ft Indian centre of excellence has just been opened in Bangalore. The opportunities in all three countries are considerable.

With efficient operations, including low-cost manufacturing in Mexico and the Czech Republic, strong customer relationships built on Performance Plus programmes, and a global service network, John Crane is well positioned to take advantage of continuing growth in its markets.

The other Specialty Engineering businesses are also performing well. Interconnect, making components to protect and connect electronic equipment, has benefited from a resurgence of investment in mobile phone networks, and from continued spending on advanced military communications.

Key developments underway include connectors and electronic filters for the second phase of Eurofighter Typhoon, cables and assemblies for F-35 JSF, satcom antennae for the Boeing 787 and microwave assemblies for Raytheon's MFRFS network-centric system. Recently-acquired Millitech has been awarded the contract to make QinetiQ's Tarsier system, which detects debris on airport runways. In the medical field, high-grade connectors are being designed for GE's MRI machines. All of these programmes will sustain growth.

In addition to US and European plants, Interconnect has low-cost manufacturing in Costa Rica and China, the latter supplying commercial-grade components for applications such as mobile telephony, which is expanding rapidly in the country.

Recent acquisitions, including Millitech and Lorch, have strengthened the range of complementary components offered by Interconnect, enabling it to meet the most demanding specifications.

Sales and profit in Flex-Tek were well ahead of the comparable period. The business supplies hoses, ducting and pipe connectors used in HVAC installations, domestic appliances and many industrial applications, and the robust performance was driven by strong demand from customers in the US. Additional low-cost manufacturing in Malaysia is helping sustain margins, and raw material cost increases are being passed on.

Sales and profit were steady in the business supplying marine radar displays and electronic or paper charts for large ships.

In total, Specialty Engineering is benefiting from a positive economic environment, particularly in the US. While driving top-line growth, the division has controlled its costs to achieve higher productivity in all of its operations.

Changes to the Board

Lord Robertson of Port Ellen, a non-executive director, resigned from the Board at the end of February due to other commitments.

Prospects

The outlook for the year is positive. Market conditions are favourable, and Smiths continues to benefit from the strength of its competitive positions. The Company expects to sustain the pace of growth through the second half. Continuous investment in the business, selective acquisitions and a focus on cost and capital management will drive future growth and returns.

Specialty Engineering is benefiting from a positive economic environment, particularly in the US.

last year, and in this period customer-service and back-office functions for all critical care and safety products in the US were consolidated into Dublin, OH. Rationalisation of manufacturing has now commenced, with production from two other US plants being brought into St Paul, MN and Dublin, OH. Financing and tax synergies from the acquisitions have also been obtained.

Reorganisation of the division's global distribution system is under way. Working with logistics specialists, a European centre is being established in Holland to serve all markets outside the US, eliminating six existing national warehouses. This will enable the business to reduce inventories while still giving the required level of service to customers.

Sales of single-use devices moved ahead. In January, Smiths signed a three-year agreement with Novation, which offers contracting services to 2,500 VHA and UHC hospitals throughout the US, under which the Company will be one of the two suppliers of regional anaesthesia trays. These are standard or customised kits which provide all the necessary products for clinicians to perform regional anaesthesia. Sales of temperature monitoring equipment and disposables grew strongly, benefiting from regulatory issues affecting a competitor. A valuable contract to supply the Medfusion infusion pump to the Massachusetts General hospital group was won in this period.

Safety devices continue to sell well in the US. Combining the Smiths and Medex products has improved the range's competitive strength and is generating incremental sales. Legislation, which has driven the growth of safety devices in the US, has not yet been introduced in other countries.

Growth in medication delivery was more modest in this period. After withdrawing its own product, Baxter is filling the gap in its range by sourcing an ambulatory pump from Smiths, which will in turn generate an additional revenue stream from disposables. Smiths has recently introduced its innovative Cleo device which helps diabetics insert and attach the delivery line from Cozmo and other insulin pumps. An order for Pneupac ventilators was received from the Indian Army for home defence use.

A new divisional head for Medical, Srini Seshadri joined on 1 March. He comes from GE Healthcare where he had held progressively more senior roles over a 20 year period, most recently as Chief Marketing Officer for GE Healthcare Technologies. He brings a breadth of global business experience, deep knowledge of the medical devices industry and a track record of successfully integrating acquisitions.

Across Smiths Medical, business processes are being standardised and this is already achieving improved productivity. The addition of Medex has brought several state-of-the-art manufacturing facilities. Recently-introduced products now comprise a high proportion of the range and there is a good flow of innovative devices being launched. Together, these features provide the opportunity for accelerated growth.

Specialty Engineering

	2006 £m	2005 £m
Sales	**504**	441
Headline operating profit	**64**	53

Specialty Engineering sales increased by 14% and profit by 21%, improving the divisional margin from 12% to 13%. For the first time, the Company is reporting the performance of John Crane separately, although it remains managed as part of Specialty Engineering.

John Crane is the leading supplier of seals and couplings used in rotating mechanical equipment for applications including oil, gas and petrochemical industries, food processing and pulp & paper manufacturing.

Its sales increased by 12% to £245m (2005: £218m) and its headline profit increased by 22% to £29m (2005: £24m) over the comparable period, the result of strong demand from customers around the world. The margin improved from 11% to 12%. The oil producers are operating their plants at maximum capacity, and this drives service revenues, which are more than half of total sales. These customers are also investing heavily to increase output, extending John Crane's original equipment (OEM) order book.

The world market for medical devices and equipment of the type supplied by Smiths amounts to some $7bn and is growing consistently at 5% per annum.

Elsewhere, airport operators around the world continue to acquire Smiths equipment, including in this period those in Thailand, China, Malaysia, Singapore, India, Pakistan, Japan, Australia and New Zealand. The Company's x-ray and trace equipment is also being installed widely beyond airports. The Australian Prison Service, for instance, is using it to prevent visitors bringing drugs or weapons into its premises.

There has been strong growth in the ports & borders business, which supplies large x-ray systems to check containers in transit. Turkey, Abu Dhabi and Oman placed orders to screen shipments through their borders and airports. The Belgian Customs are deploying new fixed and mobile scanners at Zeebrugge and Antwerp. They are the first in Europe to include a material discrimination capability, warning customs officers of the possible presence of narcotics or explosives. The Smiths systems for this market can also check for radioactive sources during the inspection process.

Smiths is now often bidding with infrastructure project management partners for national government programmes which are funded from revenues collected. The opportunities at this level are attractive and will sustain growth ahead.

Military sales can vary from one period to the next, as substantial one-off orders are fulfilled. In the past six months deliveries have been steady, sustained by two large, continuing contracts: deliveries of the lightweight chemical agent detector (LCAD) worn by British soldiers are on schedule; and in the US, the ACADA chemical agent detector programme for the US Army is going well, with a follow-on order secured.

Among other applications of detection technologies, the Company is establishing a good position in the market for monitoring the integrity of food processing. A new US facility to make this specialised equipment has been opened in Alcoa, TN, and a European sales and service centre has been located in Grimsby, close to the UK's main food producers.

Product development continues at a rapid pace. A new Hi-Scan x-ray system for airport security checkpoints will help to identify and pinpoint explosives in carry-on baggage. A further refinement of the Sentinel II walk-through explosives detection system has integrated the compressor and all peripherals into the main unit, considerably reducing its footprint. An innovative people-screening system, Tadar, will use passive millimetre wave technology to reveal potentially threatening items hidden under clothing, eliminating pat-down searches and speeding the flow of people entering a secure area. The Company is attracting government funding for a number of its development programmes.

Looking ahead, Smiths Detection is transitioning from selling stand-alone equipment to offering more highly networked systems, integrating sensors and surveillance across a wide area for better management of security. The recent acquisition of Livewave enhances the capability to meet this requirement.

Medical

	2006 £m	2005 £m
Sales	**355**	237
Headline operating profit	**61**	38

Smiths Medical sales increased by 50%, with the inclusion of Medex, acquired in March 2005, accounting for much of the rise. The margin for this period improved from 16% to 17%. Underlying sales were 6% ahead, reflecting organic growth in critical care, safety devices and medication delivery. Medex contributed an operating profit of £21m to the total. Business was strong in the US, where 58% of divisional sales are generated.

The world market for devices and equipment of the type supplied by Smiths amounts to some $7bn and is growing consistently at 5% per annum. The Company has respected brands, competitive positions, considerable expertise in design and manufacture and a worldwide sales network.

The programme to achieve synergies from the Medex acquisition is proceeding satisfactorily, and contributed to the division's better margin. The Medex range has been fully integrated, with two-thirds of its products in safety devices and one-third in critical care. Sales and marketing were integrated

Smiths is a leading supplier of equipment which helps identify dangerous or illegal materials threatening states, citizens or commercial enterprises.

Smiths is a first-tier supplier of integrated systems to the aircraft prime manufacturers. As the primes consolidate their supply chains, the Company is taking on greater project management responsibilities and raising its investment in R&D. The rewards are technology leadership with competitive advantage, and a more strategic level of partnership with key customers, with the prospect of improved growth and profitability.

The higher R&D included three key programmes, the Airbus A380, the Boeing 767 Tanker and the Boeing 787 Dreamliner, which will drive long-term growth. They provide entry into market segments where the Company had not previously competed. Development of the A380 has now been largely completed. The first B767 Tankers are scheduled for delivery later this year, and a decision on how to replace the US tanker fleet is awaited. Development of the Smiths common core computing system for the Boeing 787 continues, with the opportunity to migrate this technology to other new aircraft. With substantial order books for the two commercial aircraft, development costs are being capitalised. The Tanker development costs are being charged against Aerospace profit.

Military sales in this period continued to increase, and the outlook in the defence sector is positive. The outcome of the recent Quadrennial Defense Review by the US government was favourable for the Company. The key programmes for Smiths remain funded, including the F-18, F-22 and F-35 JSF combat aircraft, the C-17 and C-130J transporters and the Apache Longbow helicopter.

Demand from airline customers for spares and repairs remains healthy. Smiths Aerospace has formed a partnership with Aviall Services to distribute the complete range of Smiths commercial spare parts. This agreement will make a positive contribution from the outset and is expected to cover sales totalling $2bn over the next 10 years, taking advantage of Aviall's specialist global network and advanced logistics, and will improve working capital efficiency.

The engine components business performed strongly. Investment is being made in additional capacity in North Carolina to meet rising demand and greater outsourcing by engine makers. At the same time output from the Suzhou, China plant has increased. The rising cost of special alloys used to make jet engine components has been largely borne by customers.

In summary, the outlook for Smiths Aerospace is for sustained growth and increased returns, driven by positive market dynamics and by the increase in business resulting from recent R&D investment to secure new contracts in both commercial and defence sectors.

Detection

	2006 £m	2005 £m
Sales	**171**	153
Headline operating profit	**25**	22

Smiths Detection's sales in the first half increased by 12%, with headline operating profit 12% ahead, giving a margin of 14%. The improvement came from strong organic growth across all of the division's activities.

Smiths Detection is a leading supplier of equipment which helps identify dangerous or illegal materials that threaten the state, its citizens or commercial enterprise. Its products cover a wider range of applications of the core technologies than any competitor, and its success is not dependent on sales in any one sector. While transportation is the largest area of business, sales in other markets, including ports & borders, military and commercial infrastructure and first responders are all significant and continue to grow.

Sales to transportation and airport authorities, accounting for one-third of the division's total, increased steadily, and new business secured in this period will sustain growth ahead. To help the US Transportation Security Administration automate and speed up the search for explosives on passengers, 30 Sentinel II portals have been deployed at 13 international airports across the US, from Washington, DC to Sacramento, CA.

The Board has raised the interim dividend by 6.5% to 9.85p.

The outlook for Aerospace is for sustained growth and increased returns, driven by positive market dynamics and by the increase in business resulting from recent R&D investment.

Headline profit before tax increased by 18% in this period, after interest costs of £27m and a pensions financing credit of £16m. Headline earnings per share increased by 18% to 24.0p. The Company's effective tax rate on headline profit for the period was 26%.

Items not included in the headline results reduced statutory profit before tax by £4m, comprising charges of £3m for the integration of Medex (acquired last April) and £8m for the amortisation of intangible assets arising from acquisitions, and benefits of £2m for the foreign exchange impacts of currency hedging and £5m from profit on disposal of businesses.

The Board has raised the interim dividend by 6.5% to 9.85p. It will be paid on 21 April to shareholders listed on the register on 24 March. The ex-dividend date is 22 March.

As indicated six months ago, the Company was targeting strong cash generation in this period, and the operating cash-flow of £174m represents a 90% conversion from headline operating profit. Operating cash is measured before acquisition integration and after expenditure on property, plant and equipment and on capitalised development costs. There was a £31m reduction in working capital, despite increased inventories in the expectation of strong growth in the second half.

Free cash-flow, after interest and tax but before acquisitions and dividends, was £93m, compared with £36m a year earlier. Net debt was £970m, up £39m from the start of the year, after dividend payments and acquisitions.

Smiths is investing in developing new products to drive future growth. Company-funded R&D rose to £95m or 6% of sales (2005: £72m, 5%). Customer-funded R&D also increased, to £70m (2005: £63m). Smiths capitalised £49m (2005: £25m) of its development expenditure and amortised £6m (2005: £4m) in this period.

The process of acquiring businesses which strengthen market presence has continued. In August, Smiths paid £4m for Farnam Custom Products, a US company which extends Flex-Tek's product range. In September, the Company paid £19m for Millitech Inc, a US business specialising in millimetre wave technologies for communications systems, complementing Smiths' Interconnect activities. In November, the Company acquired Livewave Inc for £9m. This US business enhances Smiths Detection's ability to network the sensors used in wide-area security systems. In February, Smiths completed the £15m acquisition of the business and assets of Lorch Microwave LLC, a US specialist in microwave filters, products which fit neatly into the Interconnect range.

In August, Smiths transferred Smiths Heimann Biometrics GmbH into Cross Match Technologies Inc, in exchange for a minority equity holding in the enlarged Cross Match. Disposals of a number of small businesses generated £5m in cash in the half year.

Productivity, in terms of sales per employee, improved as a result of business restructuring. Average employment in the half year was 32,000, an increase of 1%. Higher input costs, including raw materials such as high-performance alloys used in jet engine components, plastics used in medical devices and fibreglass used in flexible ducting, were largely passed on.

Smiths generated 57% of its sales by origin and 70% of its headline operating profit in North America (US, Canada and Mexico).

Aerospace

	2006 £m	2005 £m
Sales	**559**	507
Headline operating profit	**43**	45

Smiths Aerospace sales grew by 10%, reflecting strong demand from both commercial and defence customers. However, headline operating profit fell by 4%, resulting in a margin of 8% (2005: 9%). Profitability was held back by an increase in development costs charged to profit. Additionally, UK exports in this period had been secured at less favourable exchange rates than in the prior period.

Interim report to shareholders

"For the first half of 2006, Smiths has recorded another period of strong growth. Headline pre-tax profit grew by 18%, following the 18% increase in the 2005 full year. We have improved the operating margin, generated a robust cash-flow and stepped up our investment to drive future sales and profits. Market conditions are positive, and we expect to sustain the pace of growth through the second half. The dividend increase reflects the Board's confidence that Smiths will continue to perform well."

Keith Butler-Wheelhouse
Chief Executive

In these first interim accounts since adopting International Financial Reporting Standards, Smiths Group recorded pre-tax profit of £179m for the six months ended 31 January 2006, up 11% on this statutory basis compared with the same period a year earlier. To give a clearer picture of underlying performance, the remainder of this report refers to the results on a headline basis.

Headline performance

Smiths Group continued to grow strongly in the first half of its 2006 financial year, benefiting from organic growth, the inclusion of recent acquisitions and productivity gains, which together contributed to an improved operating margin.

Since adopting its Full Potential initiative two years ago, Smiths' strong sales and profit growth has been accompanied by higher investment in product development and acquisitions to strengthen market presence. While reinforcing leadership positions in aerospace and in medical devices, the Company has established a significant presence in the detection, interconnect and oil & gas sectors, fuelling its expansion over this period. With a robust cash-flow and a strong balance sheet, the Company has the resources to continue investing for growth and returns in the years ahead.

Sales for the six months were £1,590m. This was 19% higher than for the comparable period a year ago, of which 7% came from underlying growth and the balance from acquisitions and currency translation benefits. Sales in all four divisions were well ahead, as the Company benefited from rising demand and a competitive position in each of its markets.

Headline operating profit, at £194m, increased by 22% on the prior period, and the operating margin for the period was 12.2% (2005: 11.8%). Headline operating profit is after charging £9m (2005: £8m) for restructuring in Aerospace and Medical. In earlier years, restructuring in these divisions was reported as an exceptional item. The stronger US dollar contributed to a currency translation benefit of £36m on sales (3%) and £5m on profit (3%).

Financial performance

Highlights

- Sales increased by 19% to £1,590m in the first half of the year
- Headline operating profit up 22% to £194m, headline EPS up 18% to 24.0p
- Statutory operating profit up 19% to £188m, EPS up 12% to 23.7p
- Cash conversion at 90% in the first half, with working capital reduced
- Company-funded R&D at 6% of sales, driving future growth and returns
- Interim dividend increased by 6.5% to 9.85p
- Aerospace sales up 10% with continued investment for future returns
- Strong sales and profit growth in Detection, with technology base broadened
- Underlying sales growth of 6% in Medical; Medex integration on track
- Increased sales and margins in Specialty Engineering

Results (unaudited)

Statutory basis

	2006 £m	2005 £m
Revenue	1,590	1,338
Operating profit	188	158
Pre-tax profit	179	162
EPS	23.7p	21.2p

Headline*

	2006 £m	2005 £m	
Revenue	1,590	1,338	+19%
Operating profit	194	158	+22%
Pre-tax profit	183	155	+18%
EPS	24.0p	20.4p	+18%

*After charging restructuring costs, but excluding exceptional items, amortisation of acquired intangible assets and financing gains or losses from currency hedging.

Contents

Smiths has six fundamental strengths


02P 7 ON TIM
10P ON TIM
22P 3 ON TI
35P 6 ON TI

Operating in sectors with high growth

We operate in sectors with strong growth profiles, for example our products are used in the air travel, healthcare, security, wireless communications and oil and gas markets. We help our customers make the world a safer, healthier and more productive place.



Delivering constant improvement

Smiths has a long-standing culture of financial discipline and operating efficiency. We are constantly finding ways to evolve to meet our customers' needs, driving down costs and increasing productivity.



Reaching deep into global markets

Being a global business helps us serve our customers. With a presence in some 50 countries, Smiths has the global reach appropriate to its markets. Increasingly we are not only manufacturing in highly industrialised nations but also in lower cost countries.



Developing technology to help customers succeed

We grow by developing technology to help our customers achieve their goals, investing £165m in R&D, including £70m from our customers, in the half year. We develop new ideas and apply existing technologies to new market opportunities.



Improving our business mix

We have a track record of acquiring businesses that help us grow, while selling those worth more to others. Each acquisition brings new technology, extends a product range, expands our global reach or moves us into an adjacent market.



Doing business the right way

We deploy technology to advance our customers' capabilities and give them economic advantages. We do this while upholding the highest ethical standards and have a clear Code of Corporate Responsibility and Business Ethics for all employees.

Smiths Group plc

smiths

Interim report 2006